EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-146790) of our report dated May 26, 2010, relating to the consolidated financial statements and financial schedule of China Natural Resources, Inc. and subsidiaries (which expresses an unqualified opinion and includes an explanatory paragraph describing that the Company has significant transactions and relationships with affiliated companies; an explanatory paragraph stating that in 2009, the Company acquired all of the issued and outstanding capital stock of Newhold Investments Limited and Pineboom Investment Limited, and sold its remaining 60% interest in Mark Faith Technology Development Limited, and in 2010, the Company sold its 45% equity interest in Guangdong Longchuan Jinshi Mining Development Co., Ltd., and acquired all of the issued and outstanding capital stock of Wealthy Year Limited; and an explanatory paragraph stating that the Company adopted the provisions of new accounting standards relating to business combinations and non-controlling interests), and the effectiveness of China Natural Resources, Inc.’s internal control over financial reporting, which appears on page F-3 in the 2009 Annual Report on Form 20-F of China Natural Resources, Inc. and subsidiaries for the year ended December 31, 2009, and to the reference to our Firm under the caption “Experts” in the Prospectus.

/s/ GHP Horwath, P.C.

Denver, Colorado

May 26, 2010